[redacted]

14041937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
NOV 26 2014
Washington DC
404

SEC FILE NUMBER
8- 34478

8-34473

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2013 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McCLURG CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 NORTHGATE DRIVE, SUITE 301
(No. and Street)

SAN RAFAEL, CA 94903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREARD & ASSOCIATES, INC. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVENUE, SUITE 170	NORTHRIDGE	CALIFORNIA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ty 12/1/14

OATH OR AFFIRMATION

I, DAVID McCLURG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McCLURG CAPITAL CORPORATION, as of SEPTEMBER 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

State of California, County of Marin
Subscribed and sworn to (or affirmed) before me on this 16th day of October, 2014, by David Granville McClurg proved to me on the basis of satisfactory evidence to be the the person(s) who appeared before me.

Signature

MARIA R. CAMPOS
COMM. # 2072879
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm Expires JUN 27 2018

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

Board of Directors
McClurg Capital Corporation

We have audited the accompanying statement of financial condition of McClurg Capital Corporation (the "Company") as of September 30, 2014, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of McClurg Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McClurg Capital Corporation as of September 30, 2014 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of McClurg Capital Corporation's financial statements. The supplemental information is the responsibility of McClurg Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable , and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 24, 2014

McClurg Capital Corporation
Statement of Financial Condition
September 30, 2014

Assets

Cash and cash equivalents	$	94,023
Investments, at fair market value		362,093
Deposit with clearing organization		39,365
Equipment & furniture, net		69,215
Broker advances		6,500
Other assets		9,326
Total assets	$	580,522

Liabilities and Stockholders' Equity

Liabilities		
Commissions payable	$	61,819
Employee compensation and benefits payable		33,308
Total liabilities		95,127
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value, 1,000,000 shares authorized, 822,000 shares issued and outstanding		16,063
Retained earnings		469,332
Total stockholders' equity		485,395
Total liabilities and stockholders' equity	$	580,522

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Income
For the Year Ended September 30, 2014

Revenues	
Commission income	$ 863,506
Fee based income	397,385
Insurance income	234,816
Consulting Fees	4,500
Interest income	3,501
Realized Gains (losses)	36,393
Other Income	20,077
Total revenues	1,560,178
Expenses	
Employee compensation & benefits	146,199
Commissions & floor brokerage	1,187,736
Communications	15,082
Occupancy and equipment rental	61,085
Other operating expenses	88,790
Total expenses	1,498,892
Net income (loss) before income tax provision	61,286
Income tax provision	5,454
Net income (loss)	$ 55,832

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2014

	Common Stock	Retained Earnings	Total
Balance at September 30, 2013	$ 16,063	$ 413,500	$ 429,563
Net income (loss)	-	55,832	55,832
Balance at September 30, 2014	$ 16,063	$ 469,332	$ 485,395

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Cash Flows
For the Year Ended September 30, 2014

Cash flow from operating activities:		
Net income (loss)		$ 55,832
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation expense	$ 4,944	
Realized (gains) losses on disposition of equipment	(4,500)	
(Increase) decrease in:		
Deposit with clearing organization	(4)	
Investments, at fair market value	(28,657)	
Broker advances	(4,000)	
Other Assets	(4,818)	
(Decrease) inecrease in:		
Commissions payable	(35,605)	
Employee compensation and benefits payable	(15,339)	
Total adjustments		(87,979)
Net cash and cash equivalents provided by (used in) operating activities		(32,147)
Cash flow from investing activites:		
Purchases of equipment & furniture, net	(74,159)	
Proceeds from sale of equipment & furniture, net	4,500	
Net cash and cash equivalents provided by (used in) investing activities		(69,659)
Net increase (decrease) in cash and cash equivalents		(101,806)
Cash and cash equivalents at beginning of year		195,829
Cash and cash equivalents at end of year		$ 94,023

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 534
Income taxes	$ 13,943

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

McClurg Capital Corporation (the "Company") was incorporated in the State of California on June 26, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The entire balance of receivable from broker/dealer and clearing organizations is due from the Company's clearing broker. The Company operates primarily in the Northern California region and the majority of sales are within the fixed income, stock, and mutual fund markets.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Advertising costs for the year ending September 30, 2014 was $710.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with its clearing firm to carry its accounts and the accounts of its client as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securites sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2014 was $39,365.

Note 3: EQUIPMENT AND FURNITURE, NET

Equipment and furniture are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Auto	$ 115,749	5-7
Total cost of equipment and furniture	115,749	
Less: accumulated depreciation	(46,534)	
Equipment and furniture, net	69,215	

Depreciation expense for the year ended September 30, 2014 was $4,944.

Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ 3,183	$ -	$ 3,183
State	2,271	-	2,271
Total income tax expense (benefit)	$ 5,454	$ -	$ 5,454

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of Septmeber 30, 2014, the IRS has not proposed any adjustment to the Company's tax position.

Note 5: INVESTMENTS AT FAIR MARKET VALUE

Investments at fair market value consist of common stocks, corporate bonds, and closed end mutual funds. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At September 30, 2014, these securities are carried at their fair market value of $362,092.93. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment gains of $36,392.78.

Note 6: FAIR VALUE MEASUREMENT- ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2014:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment in securities	$ 362,093	$ 362,093	$ -	$ -
Total	$ 362,093	$ 362,093	$ -	$ -

Note 7: OCCUPANCY

The Company had a one (1) year lease for its current office space which expired during the year. The lease was extended for one year with a $151.20 rental increase. Rent expense under this agreement for the year ended September 30, 2014, was $61,084.80.

Note 8: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Accounting Standards Codification No. 712, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company has a Salary Reduction Simplified Employee Pension Plan (SARSEP). Employees are eligible to participate in the plan after having performed service for the employer during at least one of the preceding five plan years. Employer contributions to the plan are discretionary. Employee and employer contributions vest 100% immediately. A contribution based upon the current year's earnings will be made to the plan in 2014. The amount of that contribution is expected to be $26,764.23 and has been reflected in the accompanying statement of income.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2014, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable. The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at September 30, 2014 or during the year then ended.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2013, The U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard setter for auditors of broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, andc broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which comformed to existing practices or self-regulatory organizational rules.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2014 or during the year then ended.

Note 13: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on Septmener 30, 2014, the Company had net capital of $350,449 which was $250,449 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($95,127) to net capital was 0.27 to 1, which is less than the 15 to 1 maximum allowed.

Note 15: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $18,479 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 368,928
Adjustments:		
Retained earnings	$ (18,275)	
Non-allowable assets	(4,818)	
Haircuts & undue concentration	4,614	
Total adjustments		(18,479)
Net capital per audited statements		$ 350,449

McClurg Capital Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2014

Computation of net capital		
Common stock	$ 16,063	
Retained earnings	469,332	
Total stockholder's equity		$ 485,395
Less: Non-allowable assets		
Equipment & furniture	(69,215)	
Broker advances	(6,500)	
Other asstes	(9,326)	
Total non-allowable assets		(85,041)
Net capital before haircuts		400,354
Less: Haircuts and undue concentration		
Haircut on equity securities	(46,633)	
Haircut on bond mutual funds	(2,490)	
Haircut on debt securities	(782)	
Total haircuts & undue concentration		(49,905)
Net Capital		350,449
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 6,342	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 250,449
Aggregate indebtedness		$ 95,127
Ratio of aggregate indebtedness to net capital		0.27 : 1

There was a difference of $18,479 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2014 (See Note 15).

See independent auditor's report

McClurg Capital Corporation
Schedule II - Computation of Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2014

A computation of reserve requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

McClurg Capital Corporation
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of September 30, 2014

Information relating to possession or control requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

McClurg Capital Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) McClurg Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which McClurg Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) McClurg Capital Corporation stated that McClurg Capital Corporation meets the identified exemption provisions throughout the most recent fiscal year without exception. McClurg Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McClurg Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 24, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE

MCCLURG CAPITAL
CORPORATION
Investments & Asset Management

950 Northgate Drive, Suite 301 • San Rafael, CA 94903 • (415) 472-1445 • (888) 472-1430 • Fax: (415) 472-1427 • Email: invest@mcclurgcapital.com
www.mcclurgcapital.com

Assertions Regarding Exemption Provisions

We, as members of management of McClurg Capital Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through September 30, 2014.

McClurg Capital Corporaiton

By:

David G. McClurg, President

October 13, 2014

McClurg Capital Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
McClurg Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by McClurg Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating McClurg Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). McClurg Capital Corporation's management is responsible for McClurg Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended September 30, 2014, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by McClurg Capital Corporation supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 24, 2014

McClurg Capital Corporation
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2014

Total assessment	$	2,414.00
SIPC-6 general asssessment Payment made on May 7, 2014		(776)
SIPC-7 general assessment Payment made on November 13, 2014		(1,638)
Total assessment balance **(overpayment carried forward)**	**$**	**-**